IMPORTANT NOTICE—INDEPENDENT AGENT AND BROKER

COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY.

PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044 Rev. 1-08	Page 1 of 1

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

•	better protects the interests of all parties;

•	helps Travelers to try to resolve losses or claims more quickly; and

•	often reduces the overall cost of a loss or claim—losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by US Mail.

Bond-FPS Claims Department

Travelers

Mail Code NB08F

385 Washington Street

Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

bfpclaims@travelers.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Rev. 11-11	-1-
ª 2012 The Travelers Indemnity Company. All rights reserved.

RE: Risk Management PLUS+ Online • from Travelers Bond & Financial Products (www.rmplusonline.com)

Thank you for choosing Travelers Bond & Financial Products for your insurance needs. Travelers is a market leader in providing management liability coverage that is in-synch with your business. As your risks evolve, so do we through our ability to provide you with responsive risk management services.

Travelers Bond & Financial Products is pleased to provide you with Risk Management PLUS+ Online, the industry’s most comprehensive program for mitigating your management liability exposures. The site includes risk management tools for the following coverage related exposures:

•	Employment Practices Liability

•	Fiduciary Liability

•	Directors & Officers Liability

•	Crime

•	Kidnap and Ransom

•	Identity Fraud Expense Reimbursement

Risk Management PLUS+ Online is a flexible, comprehensive loss prevention program specifically designed for Travelers Bond & Financial Products customers and is available to you at no additional cost. Included in the site is a library of articles, checklists and training on relevant risk mitigation topics for the management liability areas mentioned above.

Highlights of Risk Management PLUS+ Online services include:

•	Web-based risk management training

•	Weekly articles on current issues

•	Model policies and forms for downloading or printing that cover major risks associated with the workplace

The attached Risk Management PLUS+ Online Registration Instructions contain easy, step-by- step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

We strongly encourage you to take full advantage of this program. Once again, thank you for choosing Travelers Bond & Financial Products.

RM-IA Ed. 6-08	Page 1 of 2

Instructions for Registration & Orientation to Risk Management PLUS+ Online •

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1.	Go to www.rmplusonline.com.

2.	In the Sign-In box, click Register.

3.	Enter the password/passcode: TRVP300300 (Please note there are 4 letters followed by 6 numbers in the code)

4.	Fill in the Registration Information and click Submit.

5.	Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.	Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.

2.	If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.

3.	You can also schedule a live walk-through of the site by sending a request for a walk- through via the contact link on the front page.

RM-IA Ed. 6-08	Page 2 of 2

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396

(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS	BOND NO. ZBN-51M08329-14-N2

Item 1.	Name of Insured (herein called Insured):

The Charles Schwab Family of Funds

Principal Address:

211 Main Street

San Francisco, CA 94105

Item 2.	Bond Period from 12:01 a.m. on 06/30/14 to 12:01 a.m. on 06/30/15 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability

Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$25,000,000	$100,000
Insuring Agreement B - AUDIT EXPENSE	$50,000	$0
Insuring Agreement C - PREMISES	$25,000,000	$100,000
Insuring Agreement D - TRANSIT	$25,000,000	$100,000
Insuring Agreement E - FORGERY OR ALTERATION	$25,000,000	$100,000
Insuring Agreement F - SECURITIES	$25,000,000	$100,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$25,000,000	$100,000
Insuring Agreement H - STOP PAYMENT	$500,000	$10,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$500,000	$10,000
OPTIONAL COVERAGES ADDED BY RIDER:	$500,000	$10,000
Insuring Agreement J - Unauthorized Signature	$25,000,000	$100,000
Insuring Agreement K - Computer Systems	$25,000,000	$100,000
Insuring Agreement L - Telefacsimile Systems	$25,000,000	$100,000
Insuring Agreement M - Voice-Initiated Transactions	$25,000,000	$100,000
Insuring Agreement N - Automated Phone Systems	$25,000,000	$100,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered—Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: None

ICB001 Rev. 7/04 ª 2004 The Travelers Indemnity Company. All rights reserved.

Item 5.	The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB010 Ed. 7-04, ICB011 Rev. 2-10, ICB012 Ed. 7-04, ICB013 Ed. 7-04, ICB014 Ed. 7-04, ICB016 Ed. 7-04, ICB019 Ed. 7-04, ICB020 Ed. 7-04, ICB026 Ed. 7-04, ICB031 Ed. 7-04, ICB050 Ed. 7-04, MEL2555 Ed. 3-05, MEL2684 Ed. 3/05, MEL3274 Ed. 7-05, MEL3279 Ed. 5/05, MEL5483 Ed. 10/07, MEL7428 Ed. 04/10, MEL8829 Ed. 07-13, MEL8830 Ed. 07-13, MEL8831 Ed. 07-13, ICB042 Ed. 7-04, MEL2899 Ed. 5/05

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) ZBN-15P30079-13-N2 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:		ST. PAUL FIRE AND MARINE INSURANCE COMPANY

		/s/ Brian Maclean	/s/ Wendy Skjerven
Authorized Representative	Countersigned At	President	Secretary

Countersignature Date

ICB001 Rev. 7/04
ª 2004 The Travelers Indemnity Company. All rights reserved.

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Office and Equipment

(1)	loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	1 of 12

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through Forgery or alteration of or on:

(1)	any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2)	other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

(a)	customer of the Insured, or

(b)	shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or

(c)	financial or banking institution or stockbroker,

but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

(3)	withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically	reproduced facsimile signatures are
treated	the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

(a)	counterfeited, or

(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)	through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	2 of 12

assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are

treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s, or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION OR MERGER—NOTICE

(1)	If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)	If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	3 of 12

from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL

AGREEMENTS ARE SUBJECT TO THE FOLLOWING

CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the

respective meanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and
(2)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	4 of 12

(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part- time basis, and

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner, or Employee of:

(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)	“Property” means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	5 of 12

include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND, DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)	loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)	loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)	loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the
Insured	or by any Employee:

(1)	of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)	loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat:

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	6 of 12

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)	loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)	any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS — NOTICE — PROOF -

LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the

Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants,

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	7 of 12

rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any other person resulting in damage

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	8 of 12

to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to

which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	9 of 12

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

(b)	as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	10 of 12

only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d)	knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	11 of 12

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.	12 of 12

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

All Schwab and Laudus Funds within the following Groups:

Charles Schwab Family of Funds

Schwab Investments

Schwab Capital Trust

Schwab Annuity Portfolios

Laudus Trust

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB010 Ed. 7-04	Page 1 of 1
ª 2004 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

COMPUTER SYSTEMS

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT K COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data elements or program within,

a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited,

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)	cause the Insured to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All systems utilized by the Insured

2.	As used in this Rider, Computer System means

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices, and

(d)	related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer Systems Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by

ICB011 Rev. 2-10
ª 2010 The Travelers Indemnity Company	Page 1 of 2

the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System; and

(c)	loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4.	Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9, NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, (a)—(e), of the CONDITIONS AND LIMITATIONS:

(a)	all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or

(b)	a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5.	The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3. of the DECLARATIONS:

	Limit of Liability	Deductible Amount
Insuring Agreement K Computer Systems	25,000,000	$100,000

6.	The following is added to the CONDITIONS AND LIMITATIONS:

If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.

7.	The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS:

Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB011 Rev. 2-10
Page 2 of 2	ª 2010 The Travelers Indemnity Company

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

UNAUTHORIZED SIGNATURES

It is agreed that:

1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT J UNAUTHORIZED SIGNATURE

(A)	Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(B)	It shall be a condition precedent to the Insured’s right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.	The total liability of the Underwriter under Insuring Agreement J is limited to the sum of Five Hundred Thousand Dollars ($500,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3.	With respect to coverage afforded under this Rider, the Deductible Amount shall be Ten Thousand Dollars ($10,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB012 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

* ISSUED TO

The Charles Schwab Family of Funds

TELEFACSIMILE TRANSACTIONS

It is agreed that:

1.	The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS

Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Telefacsimile System” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

b.	“Telefacsimile Transaction” means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

c.	“Fax Redemption” means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

d.	“Fax Election” means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.

e.	“Fax Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.

f.	“Fax Purchase” means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

g.	“Designated Fax Procedures” means the following procedures:

(1)	Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months. Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.

(2)	Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

.

ICB013 Ed. 7-04	Page 1 of 2
ª 2004 The Travelers Indemnity Company. All rights reserved.

(3)	Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

(4)	Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured’s next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

i.	“Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j.	“Signature Guarantee” means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3.	Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting from:

(1)	Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

(2)	Any Fax Redemption of Fund shares which had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

(4)	The intentional failure to adhere to one or more Designated Fax Procedures; or

(5)	The failure to pay for shares attempted to be purchased.

4.	The Single Loss Limit of Liability under Insuring Agreement L is limited to the sum of Twenty Five Million Dollars ($25,000,000 ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5.	With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is One Hundred Thousand Dollars ($100,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB013 Ed. 7-04	Page 2 of 2
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

VOICE INITIATED TRANSACTIONS

It is agreed that:

1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT M - VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Voice-initiated Transaction” means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

b.	“Voice-initiated Redemption” means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c.	“Voice-initiated Election” means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

d.	“Voice-initiated Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

e.	“Voice-initiated Purchase” means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f.	“Designated Procedures” means the following procedures:

(1)	Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

(2)	Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

(3)	Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured’s next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

ICB014 Ed. 7-04	Page 1 of 2
ª 2004 The Travelers Indemnity Company. All rights reserved.

g.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

h.	“Officially Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

i.	“Signature Guarantee” means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.	Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity, “ of this Bond; and

b.	Any loss resulting from:

(1)	Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

(2)	Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

(4)	The intentional failure to adhere to one or more Designated Procedures; or

(5)	The failure to pay for shares attempted to be purchased; or

(6)	Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4.	The total liability of the Underwriter under Insuring Agreement M is limited to the sum of Twenty Five Million Dollars ($25,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5.	With respect to coverage afforded under this Rider the applicable Deductible Amount is One Hundred Thousand Dollars ($100,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB014 Ed. 7-04	Page 2 of 2
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1.	Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f)	Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB016 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

AUTOMATED PHONE SYSTEMS

1.	The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT N - AUTOMATED PHONE SYSTEMS (“APS”)

Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS

Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Automated Phone Systems” or “APS” means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a Computer System or part thereof.

b.	“APS Transaction” means any APS Redemption, APS Election, APS Exchange, or PAS Purchase.

c.	“APS Redemption” means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

d.	“APS Election” means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

e.	“APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

f.	“APS Purchase” means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

g.	“APS Designated Procedures” means the following procedures:

(1)	Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least six months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(2)	Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of an identification number consisting of at least four characters.

(3)	Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

ICB019 Ed. 7-04	Page 1 of 2
ª 2004 The Travelers Indemnity Company. All rights reserved.

(4)	Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured’s next regular processing cycle, but not later than five (5) business days following such APS Transaction.

(5)	Access to APS Equipment: Physical access to APS equipment shall be limited to duly authorized personnel.

h.	“Investment Company” or “Fund” means a investment company registered under the Investment Company Act of 1940.

i.	“Officially Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j.	“Signature Guarantee” means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.	Exclusion: It is further understood and agreed that this Insuring Agreement shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity”, of this Bond: and

b.	Any loss resulting from:

(1)	Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

(2)	Any APS Redemption of Fund shares which had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

(4)	The failure to pay for shares attempted to be purchased, or

(5)	The intentional failure to adhere to one or more APS Designated Procedures.
4.	The total liability of the Underwriter under Insuring Agreement N is limited to the sum of Twenty Five Million Dollars ($25,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendments thereof.

5.	With respect to coverage afforded under this Rider, the applicable Deductible Amount is One Hundred Thousand Dollars ($100,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB019 Ed. 7-04	Page 2 of 2
ª 2004 The 1 Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

AMEND INSURING AGREEMENT F (STAMP / MEDALLION)

It is agreed that:

1.	Paragraph (2) of Insuring Agreement F — SECURITIES, is deleted in its entirety, and the following is substituted in lieu thereof:

(2) through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures, whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; or purportedly guaranteed in writing or witnessed any signatures on any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments, which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured, which was lost, stolen or counterfeited and for which loss the Insured is legally liable; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) of the attached Bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB020 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of	Date Endorsement or Rider	* Effective Date of Endorsement or Rider
Bond Or Policy No.	Executed		12:01 A.M. Standard Time as Specified in the Bond or Policy
ZBN-51M08329-14-N2	06/19/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

It is agreed that:

1.	The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2.	Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached Bond.

9.	In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed. 7-04

Underwritten for the sum of $15,000,000 part of $25,000,000 per occurrence

Sub-Limits

Insuring Agreement (B)-Audit Expense:	$30,000 part of $50,000
Insuring Agreement (H)-Stop Payment:	$300,000 part of $500,000
Insuring Agreement (I)-Uncollectible Items of Deposit:	$300,000 part of $500,000
Insuring Agreement (J)-Unauthorized Signature:	$300,000 part of $500,000

St Paul Fire & Marine Insurance Company	(Controlling Company)

By:
Authorized Representative

Underwritten for the sum of $10,000,000 part of $25,000,000

Sub-Limits

Insuring Agreement (B)-Audit Expense:	$20,000 part of $50,000
Insuring Agreement (H)-Stop Payment:	$200,000 part of $500,000
Insuring Agreement (I)-Uncollectible Items of Deposit:	$200,000 part of $500,000
Insuring Agreement (J)-Unauthorized Signature:	$200,000 part of $500,000

Great American Insurance Company	[Surety Company]

By:
Authorized Representative

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB042 Ed. 7-04

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

ADD EXCLUSIONS (N) & (O)

It is agreed that:

1.	Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n)	loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o)	the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB026 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

WORLDWIDE COVERAGE—COUNTERFEIT CURRENCY

It is agreed that:

1.	Insuring Agreement (G) Counterfeit Currency, is hereby amended by deleting the words:

“of the United States of America or Canada”, and substituting “of any country in the world.”

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB031 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

CALIFORNIA PREMIUM RIDER

It is agreed that:

1.	In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period from 06/30/2014

to 06/30/2015

is Ninety Seven Thousand Four Hundred Five & 00/100 Dollars ($97,405.00)

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB050 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

AMEND SECTION 4.—LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS -

DESIGNATE PERSONS FOR DISCOVERY OF LOSS

MEL2555 Ed. 3-05—For use with ICB005 Ed. 7-04

It is agreed that:

Section 4.—Loss—Notice—Proof—Legal Proceedings of the attached bond is amended by deleting the second sub-

paragraph and replacing it with the following:

Discovery occurs when the

Risk Manager

of the Insured:

(a)	first becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

.

ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

AUTOMATIC COVERAGE FOR NEW INVESTMENT COMPANIES/INCREASE IN LIMITS

MEL2684—Ed. 3/05—For use with ICB005—Ed. 7/04

It is agreed that:

1.	General Agreement A., Additional Offices or Employees—Consolidation or Merger—Notice, is amended to
include	the following paragraph:

(3)	If the Insured shall, while this bond is in force, establish any new Investment Companies other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such Investment Companies shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of such premium period.

2.	Section 10., Limit of Liability, is amended to include the following paragraph:

If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current Investment Companies insured under the bond or the addition of new Investment Companies, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ª 2005 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING PART	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
ZBN-51M08329-14-N2	6/19/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

Amend Definition of Employee

MEL2899 – Ed. 5/05 – For use with ICB005 – Ed. 7/04

It is agreed that:

1.	The following is added to Definition (a), Employee, of Section 1.—DEFINITIONS, of the CONDITIONS AND LIMITATIONS:

Temporary personal, part-time employees and consultants while performing duties on behalf of the Insured. Temporary Employees – any individual or individuals assigned to perform employee duties within the premises for the Insured by any agency furnishing temporary personnel on a contingent or part-time basis, provide, however, that this bond does not cover any loss caused by any such individual or individuals if such loss is covered by any Insurance or Suretyship held by the agency furnishing temporary personnel to the Insured, in which case this bond shall be excess of that other Insured or Suretyship.

Leased Employees – any individual or individuals assigned to perform employee duties within the premises for the Insured by any agency furnishing temporary personnel on a contingent or part-time basis, provide, however, that this bond does not cover any loss caused by any such individual or individuals if such loss is covered by any Insurance or Suretyship held by the agency furnishing temporary personnel to the Insured, in which case this bond shall be excess of that other Insured or Suretyship.

Volunteer while performing services like an Employee;

Intern or Guest Student while performing services like an Employee;

Sub-Advisors;

Sub-Administrators

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

AMEND SECTION 13.—TERMINATION AS TO ANY EMPLOYEE

MEL3274 Ed. 7-05

For use with ICB005 Ed. 7-04

It is agreed that:

1.	Sub-sections (a), (b) & (c) of Section 13. TERMINATION under CONDITIONS AND LIMITATIONS, are deleted in their entirety, and the following is substituted in lieu thereof:

Upon the detection by any Insured that such Employee has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with such (detected) Employee, becomes aware that the (detected) Employee has committed any dishonest or fraudulent act(s) or theft.

This Bond shall terminate as to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than sixty (60) days prior to the effective date of termination specified in such notice.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

.

ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

SCHEDULE OF DEPOSITORIES

For use with ICB005—Ed. 7/04

MEL3279—Ed. 5/05

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY	LOCATION COVERED
All systems utilized by the Insured	All locations utilized by the Insured

2.	Certificate Securities held by such Depository shall be deemed to be Property as defined in the attached Bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.	The attached Bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Company indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has cause of action, to the Company.

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Company based upon the assignment set forth in part 3. above and Insured actually pays such assessment, then the Company will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Company.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

AMEND GENERAL AGREEMENT C—ATTORNEYS’ FEES

For use with ICB005 Ed. 7/04

MEL5483 Ed. 10/07

In consideration of the premium charged, it is agreed that:

1.	General Agreements (C)—COURT COSTS AND ATTORNEYS’ FEES is replaced with the following:

C.	COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name. In such event, the Underwriter shall have the right to select defense counsel, subject to the Insured’s consent, which shall not be unreasonably withheld, and the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ª 2007 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

REPLACE INSURING AGREEMENT (A) FIDELITY

For use with ICB005 Ed. 7/04

MEL7428 Ed. 04/10

It is agreed that:

1.	Insuring Agreement (A) Fidelity is replaced with the following:

(A)	Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss, or

(b)	to obtain financial benefit for the Employee or another person or organization.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss, and to obtain financial benefit for the Employee or another person or organization. However, where the proceeds of a fraud committed by an Employee involving Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing and pensions.

“Trading” as used in this Insuring Agreement means trading or otherwise dealing in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange or other means of exchange similar to or in the nature of the foregoing. .

“Loan” as used in this Insuring Agreement means any extension of credit by the Insured, any transaction creating a creditor relationship in favor of the Insured and any transaction by which the Insured assumes an existing creditor relationship

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ª 2010 The Travelers Indemnity Company	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

AMEND SECTION 13—TERMINATION ENDORSEMENT

For use with Investment Company Blanket Bond ICB005 Ed. 07/04

MEL8829 Ed. 07-13

It is agreed that:

The following replaces the first paragraph of SECTION 13. TERMINATION:

The Underwriter may terminate this bond only in the event of non-payment of premium by the Insured, after furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Underwriter will be entitled to the premium amount for the period this bond is in effect. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ª 2013 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

AMEND INSURING AGREEMENTS (E) AND (F) ENDORSEMENT

For use with Investment Company Blanket Bond ICB005 Ed. 07/04

MEL8830 Ed. 07-13

It is agreed that:

The following replaces the final paragraph of Insuring Agreement (E) Forgery or Alteration and the final paragraph of Insuring Agreement (F) SECURITIES:

Mechanically reproduced facsimile signatures, signatures written on an electronic pad which capture the signature for purposes of creating an electronic digitized image of a handwritten signature, and reproductions of handwritten signatures, are treated the same as handwritten signatures. Any other form of electronic signature or digital signature are not treated the same as a handwritten signature.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ª 2013 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-51M08329-14-N2	06/23/14	06/30/14

*	ISSUED TO

The Charles Schwab Family of Funds

ENDORSEMENT REPLACING PARAGRAPH (2) OF GENERAL AGREEMENT A.—

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

For use with Investment Company Blanket Bond ICB005 Ed. 07/04

MEL8831 Ed. 07-13

It is agreed that:

The following replaces GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES -

CONSOLIDATION OR MERGER—NOTICE, paragraph (2):

A. ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

(2)	If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution (hereinafter a “Transaction”), coverage for such Transaction shall apply automatically from the date of the Transaction, subject to the following:

(a)	for Transactions involving assets or assets under management in an amount greater than 20% of the Insureds’ assets or assets under management, respectively, on the day immediately preceding the Transaction, the Insured shall notify the Underwriter of such Transaction within 60 days of said date, and an additional premium shall be computed for the remainder of the Bond Period only if such Transaction involves additional offices or employees; and

(b)	for Transactions involving assets or assets under management in an amount 20% or less of the Insureds’ assets or assets under management, respectively, on the day immediately preceding the Transaction, the Insured shall notify the Underwriter of such Transaction as soon as practicable, and no additional premium shall be computed for the remainder of the Bond Period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ª 2013 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of	Date Endorsement or Rider	* Effective Date of Endorsement or Rider
Bond Or Policy No.	Executed		12:01 A.M. Standard Time as
ZBN-51M08329-14-N2	6/26/14	06/30/14	Specified in the Bond or Policy

*	ISSUED TO

The Charles Schwab Family of Funds

It is agreed that:

1.	The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2.	Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached Bond.

9.	In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed. 7-04

Underwritten for the sum of $15,000,000 part of $25,000,000 per occurrence

Sub-Limits

Insuring Agreement (B)-Audit Expense:	$30,000 part of $50,000
Insuring Agreement (H)-Stop Payment:	$300,000 part of $500,000
Insuring Agreement (I)-Uncollectible Items of Deposit:	$300,000 part of $500,000
Insuring Agreement (J)-Unauthorized Signature:	$300,000 part of $500,000

St Paul Fire & Marine Insurance Company	(Controlling Company)

By:
Authorized Representative

Underwritten for the sum of $10,000,000 part of $25,000,000

Sub-Limits

Insuring Agreement (B)-Audit Expense:	$20,000 part of $50,000
Insuring Agreement (H)-Stop Payment:	$200,000 part of $500,000
Insuring Agreement (I)-Uncollectible Items of Deposit:	$200,000 part of $500,000
Insuring Agreement (J)-Unauthorized Signature:	$200,000 part of $500,000

Great American Insurance Company	[Surety Company]

By:
Authorized Representative

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB042 Ed. 7-04

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington DC 20005

INVESTMENT COMPANY BLANKET BOND

(EXCESS)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the “Insured”)		Bond Number
The Charles Schwab Family of Funds		98291114B

Principal Office: 211 Main Street	Mailing Address:	Aon Financial Services Group
San Francisco, CA 94105		199 Fremont Street, Suite 400
San Francisco, CA 94105

Item 2.	Bond Period: from 12: 01 a. m. on June 30, 2014 to 12:01 a.m. on June 30, 2015 , or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT I
Insuring Agreement A — FIDELITY	$25,000,000	$25,000,000
Insuring Agreement C—PREMISES	$25,000,000	$25,000,000
Insuring Agreement D—TRANSIT	$25,000,000	$25,000,000
Insuring Agreement E—FORGERY OR ALTERATION	$25,000,000	$25,000,000
Insuring Agreement F—SECURITIES	$25,000,000	$25,000,000
Insuring Agreement G—COUNTERFEIT CURRENCY	$25,000,000	$25,000,000
Insuring Agreement J—VOICE-INTIATED TRANSACTIONS	$25,000,000	$25,000,000
Insuring Agreement L—TELEFACSIMILE SYSTEMS	$25,000,000	$25,000,000
Insuring Agreement M—AUTOMATIC PHONE SYSTEMS	$25,000,000	$25,000,000
Insuring Agreement N—COMPUTER SYSTEMS	$25,000,000	$25,000,000
Insuring Agreement 0—TRADING	Not Covered	N/A

Plus the applicable deductible of the Primary Bond

Item 4.     PRIMARY BOND—St. Paul Fire & Marine Insurance Company

Bond No. ZBN-51M08329-14-N2

Item 5.	The liability ofiCI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2

and of all Riders applicable to this Bond issued during the Bond P

By:	/s/ Matthew Link
Authorized Representative

Excess Bond (01/09)

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.	Any coverage exceptions specified by riders attached to this bond;

b.	The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c.	The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.	CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.	LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured’s proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance

Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.	Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s), including the insolvency or dissolution of any Insurer providing coverage under any Underlying Bond(s).

b.	Primary Bond means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c.	Single Loss means:

(1)	all loss resulting from any one actual or attempted theft committed by one person, or

(2)	all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3)	all loss caused by dishonest or fraudulent acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d.	Underlying Bond means the Primary Bond and all other insurance coverage referred to m ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment	of any rights or claims under this bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a.	submit to examination by the Underwriter and subscribe to the same under oath, and

b.	produce for the Underwriter’s examination all pertinent records, and

c.	cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will tenninate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER N0.1

INSURED		BOND NUMBER

The Charles Schwab Family of Funds		98291114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 30, 2014	June 30, 2014 to June 30, 2015	/s/ Matthew Link

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the “Act”). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

RX53.0-00 (3/12)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER N0.2

INSURED		BOND NUMBER

The Charles Schwab Family of Funds		98291114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 30, 2014	June 30, 2014 to June 30, 2015	/s/ Matthew Link

In consideration of the premium charged for this bond, it is hereby understood and agreed that General Agreements B of this bond is deleted in its entirety and replaced with the following:

B.	NOTICE

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

RXM 1.0-00-291 (6/13)

Fairway Center II, 675 Placentia Ave., 3rd Floor, Brea, Ca 92821

September 9, 2014

Mr. Lawrence Bowlus

AON RISK INSURANCE SERVICES WEST, INC.

199 FREMONT ST

STE 1500

SAN FRANCISCO, CA 94105

Re:	The Charles Schwab Family of Funds

Excess Insurance Policy

Insurance Contract 596347584

Expiration Date 06/30/2015

CNA Customer Number 232816

Dear Producer:

We are pleased to enclose the proposed insurance contract for The Charles Schwab Family of Funds. Please review this proposed insurance contract carefully to ensure that it fulfills the agreed-upon specifications. Should you detect any problem, please contact me within five (5) business days of the receipt of this proposed insurance contract to advise us of any concerns or questions.

Please note that this proposed insurance contract is issued in consideration of payment of the quoted premium. If this condition is not fulfilled within 30 days of the proposed effective date of coverage, coverage will not take effect, and we will close our file on this matter without further notice to you or The Charles Schwab Family of Funds.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

Please note that CNA offers a broad array of industry leading products. To learn more about these products, please visit our website at www.cnapro.com.

We appreciate the opportunity to do business with The Charles Schwab Family of Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Sean T Jackson

Underwriting Director

(714) 255-2215

sean.jackson@cna.com

Policy CvLtr Ed 9-05

DECLARATIONS EXCESS INSURANCE POLICY

ACCOUNT NUMBER	232816
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	596347584

Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS		PRODUCER

The Charles Schwab Family of Funds 101 Montgomery Street San Francisco, CA 94104		AON RISK INSURANCE SERVICES WEST, INC. 199 FREMONT ST STE 1500 SAN FRANCISCO, CA 94105
Attn:		Lawrence Bowlus

Item 2.	Policy Period:	6/30/2014 To 6/30/2015	Item 3. Limit of Liability
		12:01 a.m. Standard Time at the Principal Address stated in Item 1.	$15,000,000 maximum aggregate Limit of Liability under the Policy

Item 4.	Schedule of Underlying Insurance:
A. Followed Policy

	Name of Carrier		Policy No	Limits	Ded/Ret Amount

	St. Paul Fire and Marine Insurance		ZBN-51M08329-14-N2	$25,000,000	$100,000

	B. Underlying Excess Policies:		*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$37,610

Item 6.	Notices of Claims:			All other Notices:
CNA – Claims Reporting
	P.O Box 8317			Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317			CNA Insurance Company
	Email address: SpecialtyNewLoss@cna.com			125 Broad Street – 8th Floor
	Fax Number: 866-773-7504			New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception:
GSL-3908-XX, GSL-19556-XXC

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:		Date:	September 9, 2014
/s/ Sean Jackson

G-22076-B(c) (ED. 06-10)	1
© CNA All Rights Reserved.

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
GAIC	554-46-19 -10	$10,000,000	$15,000,000
ICI	98291114B	$25,000,000	$25,000,000

G-22076-B(c) (ED. 06-10)	2
© CNA All Rights Reserved.

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.	FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.	LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.	CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.	INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.	NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

/s/ Thomas F. Motamed	/s/ Jonathan D. Kantor

G-22075-B (Ed. 06-10)	- 1 -
© CNA All Rights Reserved.

IMPORTANT INFORMATION

NOTICE—OFFER OF TERRORISM COVERAGE

NOTICE—DISCLOSURE OF PREMIUM

THIS NOTICE DOES NOT FORM A PART OF YOUR POLICY, GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY

You are hereby notified that under the Terrorism Risk Insurance Act, as extended and reauthorized (“Act”), you have a right to purchase insurance coverage of losses arising out of acts of terrorism, as defined in Section 102(1) of the Act, subject to all applicable policy provisions. The Terrorism Risk Insurance Act established a federal program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks.

This Notice is designed to alert you to coverage restrictions and to certain terrorism provisions in the policy. If there is any conflict between this Notice and the policy (including its endorsements), the provisions of the policy (including its endorsements) apply.

CHANGE IN THE DEFINITION OF A CERTIFIED ACT OF TERRORISM

The Act applies when the Secretary of the Treasury certifies that an event meets the definition of an act of terrorism. Originally the Act provides that to be certified an act of terrorism must cause losses of at least five million dollars and must have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest to coerce the government or population of the United States. However, the 2007 re-authorization of the Act no longer requires the act of terrorism to be committed by or on behalf of a foreign interest and certified acts of terrorism now encompass, for example, a terrorist act committed against the United States government by a United States citizen when the act is determined by the federal government to be “a certified act of terrorism”.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under the federal program. The policy’s other provisions, including nuclear, war or military action exclusions, will still apply to such an act. The premium charge for terrorism coverage for your policy is $0.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals 85% of that portion of the amount of such insured losses that exceeds the applicable insurer retention.

LIMITATION ON PAYMENT OF TERRORISM LOSSES (applies to policies which cover terrorism losses insured under the federal program, including those which only cover fire losses)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Further, this coverage is subject to a limit on our liability, pursuant to the federal law where, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December

31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

All other terms and conditions of the Policy remain unchanged.

GSL3908XX (1-08)	Policy No:	596347584
Page 1	Endorsement No:	1
Continental Casualty Company	Effective Date:	06/30/2014
Insured Name: The Charles Schwab Family of Funds
© CNA All Rights Reserved.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By	Authorized	Representative
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL3908XX (1-08)	Policy No:	596347584
Page 2	Endorsement No:	1
Continental Casualty Company	Effective Date:	06/30/2014
Insured Name: The Charles Schwab Family of Funds
© CNA All Rights Reserved.

RIDER

In consideration of the premium paid, it is agreed that

1.	The term “Insurer” as used in the attached bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached bond.

2.	Each of said Companies shall be liable only for such proportion of each Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule set forth below, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of Loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of Loss and the filing of proof of Loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.	In the event of the termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

SCHEDULE PAGE FOLLOWS:

GSL19556XXC (4-10)		Policy No:	596347584
Page 1		Endorsement No:	2
Continental Casualty Company		Effective Date:	06/30/2014
Insured Name: The Charles Schwab Family of Funds
	© CNA All Rights Reserved.

Underwritten for the sum of $15,000,000 part of $20,000,000 except as follows:	Controlling Company Continental Insurance Company By: Sean Jackson Attest:

Underwritten for the sum of $5,000,000 part of $20,000,000 except as follows:	Company Great American Insurance Company

Underwritten for the sum of $ except as follows:	By:

Underwritten for the sum of $ except as follows:	Attest:

Underwritten for the sum of $ except as follows:	Company

Underwritten for the sum of $ except as follows:	By:

Underwritten for the sum of $ except as follows:	Attest:

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

GSL19556XXC (4-10)		Policy No:	596347584
Page 2		Endorsement No:	2
Continental Casualty Company		Effective Date:	06/30/2014
Insured Name: The Charles Schwab Family of Funds
	© CNA All Rights Reserved.

Chubb Group of Insurance Companies	DECLARATIONS FINANCIAL INSTITUTION
15 Mountain View Road, Warren, New Jersey 07059	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 82210792

THE CHARLES SCHWAB FAMILY OF FUNDS 211 MAIN STREET	FEDERAL INSURANCE COMPANY Incorporated under the laws of Indiana, a stock insurance company, herein called the COMPANY
SAN FRANCISCO, CA 94105
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on June 30, 2014
		to	12:01 a.m. on June 30, 2015

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $15,000,000

ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY:$15,000,000

ITEM 4.	DEDUCTIBLE AMOUNT: $70,100,000

ITEM 5.	PRIMARY BOND:

Insurer:	St. Paul Fire & Marine Insurance Company

Form and Bond No.	Investment Company Blanket Bond / ZBN-51M08329-214-N2

Limit	$ 25,000,000

Deductible:	$ 100,000

Bond Period:	June 30, 2014 to June 30, 2015

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER: None
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$45,000,000

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
Endorsements 1 - 5

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary	President

August 29, 2014	/s/ Paul Morrissette
Date	Authorized Representative

Excess Bond (7-92) Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and

	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond	A.	If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured	B.	The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)		If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions	1.	As used in this bond:

		a.	Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

		b.	Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

		c.	Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C., resulting from:

			(1)	any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

			(2)	any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

			(3)	all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

			(4)	any one event not specified above, in c.(1), c.(2) or c.(3).

		d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92) Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And Limitations (continued)

Limit Of Liability	2.	The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made

Aggregate Limit Of Liability		under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

		On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

		b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

	The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability	The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

		regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery	4.	In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92) Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

Conditions And Limitations

Subrogation-Assignment- Recovery (continued)		Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6.	This bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

		b.	immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

		c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

		d.	immediately on the dissolution of the ASSURED, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

		f.	immediately on expiration of the BOND PERIOD, or

		g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7.	If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92) Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And Limitations (continued)

Change Or Modification Of This Bond	8.	This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92) Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: June 30, 2014	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and form a part of Policy No. 82210792

Issued to: THE CHARLES SCHWAB FAMILY OF FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

/s/ Paul Morrissette
Authorized Representative

14-02-9228 (2/2010)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No:	2

Bond Number:	82210792

NAME OF ASSURED: THE CHARLES SCHWAB FAMILY OF FUNDS

PREMIUM ENDORSEMENT

It is agreed that:

1.	The premium for this bond for the period June 30, 2014 to June 30, 2015 is:

Premium: Thirty Thousand & Three Hundred Dollars ($30,300.00)

2.	It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 29, 2014	By	/s/ Paul Morrissette
Authorized Representative

Excess Bond
Form 17-02-0735 (Rev. 1-97)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2014	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	3

	To be attached to and form a part of Bond No.	82210792

Issued to: THE CHARLES SCHWAB FAMILY OF FUNDS

AMENDING REPRESENTATIONS MADE BY ASSURED ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended by deleting in its entirety General Agreement B., Representations Made By Assured, and substituting the following:

B.	The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for rescission of this bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Paul Morrisstte
Authorized Representative

Q09-1416 (08/2009)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2014	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	4

	To be attached to and form a part of Policy No.	82210792

Issued to: THE CHARLES SCHWAB FAMILY OF FUNDS

AMEND DISCOVERY ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 3, Discovery, of the Conditions and Limitations Section, is deleted and replaced with the following:

This bond applies only to loss first discovered by the Risk Manager of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the Risk Manager of the ASSURED being aware of:

a.	facts which a reasonable person would expect to result in a loss of a type covered by this bond,

or

b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

/s/ Paul Morrissette
Authorized Representative

Q09-1785 (09/2013)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2014	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	5

	To be attached to and form a part of Bond No.	82210792

Issued to: THE CHARLES SCHWAB FAMILY OF FUNDS

AMEND TERMINATION ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 6., Termination, of this Conditions and Limitations of this bond is deleted in its entirety. Provided, however, that it is understood and agreed that with respect to any cancellation or termination of this bond, coverage hereunder shall apply in conformance with the cancellation and/or termination terms and conditions of the Primary Bond. This bond is deemed to be amended to the extent necessary to effect the purpose and intent of this endorsement.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Paul Morrisstte
Authorized Representative

Q08-1051 (05/2008)	Page 1

RESOLUTIONS OF THE BOARDS OF TRUSTEES OF

THE CHARLES SCHWAB FAMILY OF FUNDS

SCHWAB INVESTMENTS

SCHWAB CAPITAL TRUST

SCHWAB ANNUITY PORTFOLIOS

LAUDUS TRUST

LAUDUS INSTITUTIONAL TRUST

Adopted June 3, 2014

Fidelity Bond for Schwab Funds and Laudus Funds

RESOLVED, that the form and amount of the fidelity bonds in the aggregate principal amount of $85,000,000 (Eighty Five Million Dollars) covering The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust and Laudus Institutional Trust (each, a “Trust” and collectively, the “Trusts”) for the periods stated in the following resolutions be, and they hereby are, approved by the members of the Boards of Trustees (the “Trustees”) of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the Investment Company Act of 1940, as amended (“1940 Act”), after consideration of all factors deemed relevant, including, but not limited to, the value of the assets of the Trusts, the type and terms of the arrangements made for the custody and safekeeping of the Trusts’ assets, and the nature of the securities in the funds of the Trusts;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by St. Paul Travelers and Great American Insurance Group providing aggregate coverage of $25,000,000 (Twenty-Five Million Dollars) (“Travelers-Great American Joint Bond”) against larceny and embezzlement and such other types of losses as are included in the Travelers-Great American Joint Bond for the 12-month period ending June 30, 2015, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the Travelers-Great American Joint Bond, are hereby approved;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by ICI Mutual Insurance Company providing excess coverage of $25,000,000 (Twenty-Five Million Dollars) (“ICI Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the ICI Joint Excess Bond for the 12-month period ending June 30, 2015, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the ICI Joint Excess Bond, are hereby approved; and

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by CNA Insurance Company and Great American Insurance Group providing excess coverage of $20,000,000 (Twenty Million Dollars) (“CNA-Great American Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the CNA-Great American Joint Excess Bond for the 12-month period ending June 30, 2015, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the CNA-Great American Joint Excess Bond, are hereby approved;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by Federal Insurance Company (Chubb) providing excess coverage of $15,000,000 (Fifteen Million Dollars) (“Chubb Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the Chubb Joint Excess Bond for the 12-month period ending June 30, 2015, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the Chubb Joint Excess Bond, are hereby approved; and

FURTHER RESOLVED, that the participation by each Trust in the Joint Bonds described above is determined to be fair and reasonable and in the best interests of each Trust and its shareholders by the Trustees of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the 1940 Act;

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to execute such documents and papers as may be required by the rules and regulations promulgated under the 1940 Act;

FURTHER RESOLVED, that the Secretary of the Trusts be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Trusts’ Joint Bonds required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the agreement regarding the Joint Bonds approved pursuant to the preceding resolutions, stating that, in the event recovery is received under any of the Joint Bonds as a result of the loss by a Trust and one or more of the other named insureds, each such Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act, is hereby ratified and continued by the Trustees of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the 1940 Act.

STATEMENT OF REGISTERED INVESTMENT COMPANIES

PURSUANT TO RULE 17g-1

OF THE INVESTMENT COMPANY ACT OF 1940

Pursuant to rule 17g-1 under the Investment Company Act of 1940, as amended, the undersigned registered investment companies hereby state as follows:

1.	But for its participation in a joint fidelity bond arrangement, The Charles Schwab Family of Funds would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $164,564,143,868, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

2.	But for its participation in a joint fidelity bond arrangement, Schwab Investments would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $9,932,358,931, as of May 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

3.	But for its participation in a joint fidelity bond arrangement, Schwab Capital Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $47,535,573,913, as of April 30, 2014, the end of the most recent fiscal quarter prior to the date of determination.

4.	But for its participation in a joint fidelity bond arrangement, Schwab Annuity Portfolios would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $900,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of $546,469,162, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

5.	But for its participation in a joint fidelity bond arrangement, Laudus Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $3,101,015,097, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

6.	But for its participation in a joint fidelity bond arrangement, Laudus Institutional Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $750,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $418,392,668, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

7.	The premium for the joint insured bond covering each has been paid through the period ending June 30, 2015.

THE CHARLES SCHWAB FAMILY OF FUNDS SCHWAB INVESTMENTS SCHWAB CAPITAL TRUST SCHWAB ANNUITY PORTFOLIOS

LAUDUS TRUST LAUDUS INSTITUTIONAL TRUST

Christine Pierangeli Assistant Secretary & Assistant Clerk

JOINT FIDELITY BOND AGREEMENT

WHEREAS, the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, Rule 17g-1 under the 1940 Act requires that each registered management company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of the loss sustained by the registered management investment company and one or more other named insureds;

NOW THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

1.	In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies named below and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under rule 17g-1 under the 1940 Act.

2.	This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

IN WITNESS WHEREOF, each of the undersigned registered management investment companies has caused this Agreement to be executed by a duly authorized officer as of the 3rd day of June, 2014.

THE CHARLES SCHWAB FAMILY OF FUNDS

Schwab California Municipal Money Fund

Schwab Municipal Money Fund

Schwab New York AMT Tax-Free Money Fund

Schwab New Jersey AMT Tax-Free Money Fund

Schwab Pennsylvania Municipal Money Fund

Schwab AMT Tax-Free Money Fund

Schwab Massachusetts AMT Tax-Free Money Fund

Schwab Value Advantage Money Fund

Schwab Government Money Fund

Schwab Money Market Fund

Schwab U.S. Treasury Money Fund

Schwab Retirement Advantage Money Fund

Schwab Investor Money Fund

Schwab Cash Reserves Fund

Schwab Advisor Cash Reserves Fund

Schwab California AMT Tax-Free Money Fund

Schwab Treasury Obligations Money Fund

Christine Pierangeli Assistant Secretary

SCHWAB INVESTMENTS

Schwab 1000 Index Fund

Schwab California Tax-Free Bond Fund

Schwab Tax-Free Bond Fund

Schwab Short-Term Bond Market Fund

Schwab Total Bond Market Fund

Schwab GNMA Fund

Schwab Treasury Inflation Protected Securities Index Fund

Schwab Global Real Estate Fund

Schwab Intermediate-Term Bond Fund

Christine Pierangeli Assistant Secretary

SCHWAB CAPITAL TRUST

Schwab Core Equity Fund

Schwab MarketTrack Balanced Portfolio

Schwab MarketTrack Conservative Portfolio

Schwab MarketTrack Growth Portfolio

Schwab MarketTrack All Equity Portfolio

Schwab International Index Fund

Schwab Balanced Fund

Laudus International MarketMasters Fund

Laudus Small-Cap MarketMasters Fund

Schwab S&P 500 Index Fund

Schwab Small-Cap Index Fund

Schwab Total Stock Market Index Fund

Schwab Financial Services Fund

Schwab Health Care Fund

Schwab Hedged Equity Fund

Schwab Small-Cap Equity Fund

Schwab Dividend Equity Fund

Schwab Target 2010 Fund

Schwab Target 2015 Fund

Schwab Target 2020 Fund

Schwab Target 2025 Fund

Schwab Target 2030 Fund

Schwab Target 2035 Fund

Schwab Target 2040 Fund

Schwab Target 2045 Fund

Schwab Target 2050 Fund

Schwab Target 2055 Fund

Schwab Large-Cap Growth Fund

Schwab Fundamental US Large Company Index Fund

Schwab Fundamental US Small Company Index Fund

Schwab Fundamental International Large Company Index Fund

Schwab Fundamental Emerging Markets Large Company Index Fund

Schwab Fundamental International Small Company Index Fund

Schwab Monthly Income Fund – Moderate Payout

Schwab Monthly Income Fund – Enhanced Payout

Schwab Monthly Income Fund – Maximum Payout

Schwab International Core Equity Fund

Christine Pierangeli Assistant Secretary

SCHWAB ANNUITY PORTFOLIOS

Schwab MarketTrack Growth Portfolio II

Schwab Money Market Portfolio

Schwab S&P 500 Index Portfolio

Schwab VIT Balanced Portfolio

Schwab VIT Balanced with Growth Portfolio

Schwab VIT Growth Porfolio

Christine Pierangeli Assistant Secretary

Laudus Trust

Laudus Mondrian Emerging Markets Fund

Laudus Mondrian International Equity Fund

Laudus Mondrian International Global Fixed Income Fund

Laudus Mondrian Global Government Fixed Income Fund

Laudus U.S. Large Cap Growth Fund

Christine Pierangeli Assistant Clerk

Laudus Institutional Trust

Laudus Mondrian Institutional Emerging Markets Fund

Laudus Mondrian Institutional International Equity Fund

Christine Pierangeli Assistant Clerk